Exhibit 99.2

MINDENERGY AI TECHNOLOGY PTE. LTD.

MINDENERGY AI TECHNOLOGY PTE. LTD.

Balance Sheets

	December 31, 2024	June 30, 2024
ASSETS
Non-current assets
Rent deposits	$66,571	$67,067
Operating lease right-of-use asset	612,555	746,669
Property and equipment, net	9,900	-
Total non-current assets	689,026	813,736

Current assets
Cash and cash equivalents	316,414	888,328
Prepaid rent	24,188	24,368
Utility deposits	988	995
Loan receivable	19,000,000	-
Interest receivable	456,781	-
Total current assets	19,798,371	913,691
Total assets	$20,487,397	$1,727,427

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities
Operating lease liability, non-current portion	$380,098	$515,705
Total non-current liabilities	380,098	515,705

Current liabilities
Other payables	-	1,474
Operating lease liability, current portion	259,814	254,247
Total current liabilities	259,814	255,721
Total liabilities	639,912	771,426

Shareholders’ equity
Ordinary shares	20,007,485	20,007,485
Subscription receivable	-	(19,000,000)
Accumulated deficit	(168,494)	(49,951)
Accumulated other comprehensive income/(loss)	8,494	(1,533)
Total shareholders’ equity	19,847,485	956,001
Total liabilities and shareholders’ equity	$20,487,397	$1,727,427

The accompanying notes are an integral part of these financial statements.

MINDENERGY AI TECHNOLOGY PTE. LTD.

Statements of Operations and Comprehensive Loss

	For the six months ended December 31, 2024	For the six months ended December 31, 2023

Revenue	$-	$-

Operating expenses
General and administrative expenses	(553,911)	(2,139)
Total operating expenses	(553,911)	(2,139)

Loss from operations	(553,911)	(2,139)

Other income/(expenses)
Interest income	456,781	-
Interest expenses	(21,413)	-
Total other income	435,368	-

Loss before income tax	(118,543)	(2,139)
Income tax expense	-	-
Net loss	$(118,543)	$(2,139)

Other comprehensive income
Foreign currency translation adjustments	10,027	129
Comprehensive loss	$(108,516)	$(2,010)

The accompanying notes are an integral part of these financial statements.

MINDENERGY AI TECHNOLOGY PTE. LTD.

Statements of Shareholders’ Equity

For the six months ended December 31, 2024

					Accumulated
	Ordinary shares		Subscription	Accumulated	other comprehensive	Shareholders’
	Number	Amount	receivable	deficit	income (loss)	equity

Balance as of July 1, 2024	25,000	$20,007,485	$(19,000,000)	$(49,951)	$(1,533)	$956,001
Ordinary shares issued for cash	-	-	19,000,000	-	-	19,000,000
Net loss	-	-	-	(118,543)	-	(118,543)
Foreign currency translation adjustment	-	-	-	-	10,027	10,027
Balance as of December 31, 2024	25,000	$20,007,485	$-	$(168,494)	$8,494	$19,847,485

For the six months ended December 31, 2023

					Accumulated
	Ordinary shares		Subscription	Accumulated	other comprehensive	Shareholders’
	Number	Amount	receivable	deficit	income (loss)	equity

Balance as of July 1, 2023	10,000	$7,485	$-	$-	$(89)	$7,396
Net loss	-	-	-	(2,139)	-	(2,139)
Foreign currency translation adjustment	-	-	-	-	129	129
Balance as of December 31, 2023	10,000	$7,485	-	(2,139)	40	5,386

The accompanying notes are an integral part of these financial statements.

MINDENERGY AI TECHNOLOGY PTE. LTD.

Statements of Cash Flows

	For the six months ended December 31, 2024	For the six months ended December 31, 2023

Cash flows from operations:
Loss from operations	$(118,543)	$(2,139)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expenses	1,110	-
Amortization of operating lease right-of-use assets and interest of lease liabilities	153,945	-
Changes in operating assets and liabilities:
Other payables	(1,508)	-
Interest receivable	(456,781)	-
Operating lease liability	(149,569)	-
Net cash used in operations	(571,346)	(2,139)

Cash flows from investing activities:
Purchases of equipment	(11,312)	-
Loan receivable	(19,000,000)	-
Net cash used in investing activities	(19,011,312)	-

Cash flows from financing activities:
Issuance of shares	19,000,000	-
Net cash provided by financing activities	19,000,000	-

Effect of exchange rate change on cash and cash equivalents	10,744	129

Net decrease in cash and cash equivalents	(571,914)	(2,010)
Cash and cash equivalents, beginning of year	888,328	7,396
Cash and cash equivalents, end of year	$316,414	$5,386

The accompanying notes are an integral part of these financial statements.

MINDENERGY AI TECHNOLOGY PTE. LTD.

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Business Description

MindEnergy AI Technology Pte. Ltd. (the “Company”) was incorporated in Singapore on May 15, 2023, as a private company limited by shares under the Singapore Companies Act 1967. The Company’s registered office is located in Singapore.

The Company is principally engaged in the development and commercialization of artificial intelligence (AI) technologies, including AI-powered software platforms, enterprise-level automation services, and digital transformation solutions. Its operations include software development, licensing, and implementation of intelligent automation tools for corporate and institutional clients.

The Company was initially established by Mr. Geng Xuesong, who served as the founding shareholder and director. On February 26, 2025, Mr. Ma Chao, a Grenadian national, acquired 100% of the Company’s issued share capital and became the sole shareholder. Subsequently, on March 12, 2025, the Company entered into a Share Purchase Agreement with Junee Limited, a foreign private issuer listed with the U.S. Securities and Exchange Commission, under which Junee Limited acquired a 51% controlling interest in the Company. A second Share Purchase Agreement was signed on April 29, 2025, pursuant to which Junee Limited agreed to acquire the remaining 49% interest. On May 8, 2025, Junee Limited became the sole shareholder and parent company of MindEnergy AI Technology Pte. Ltd.

These financial statements reflect the financial position and results of operations of the Company as a standalone entity, prior to the change in control. The financial statements have been prepared on a going concern basis, assuming the Company will continue to operate in the foreseeable future.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Use of Estimates

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Actual results could differ from those estimates.

Foreign Currency Translation

The Company’s financial statements are presented in the U.S. dollar ($), which is the Company’s reporting currency. The Company use Singapore Dollar (“SGD”) as its functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into U.S. dollar using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

Fair Value Measurements

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. Certain current assets and current liabilities are financial instruments. Management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and, if applicable, their current interest rates are equivalent to interest rates currently available. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying amounts of financial assets and liabilities, such as balance with related parties approximate their fair values because of the short maturity of these instruments or the rate of interest of these instruments approximate the market rate of interest.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Income Tax

The Company uses the asset and liability method of accounting for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, “Income Taxes” (“ASC 740”). Under this method, income tax expense is recognized as the amount of: (i) taxes payable or refundable for the current year and (ii) future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Accounting Standard Codification (“ASC”) 505-10-45-2, Other transactions with shareholders, the stock subscription receivable is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Note 3 – Income Tax

The Company’s effective income tax rates were 0% for the six months ended December 31, 2024 and 2023. The applicable rates of income taxes are as follows:

	For the six months ended December 31, 2024	For the six months ended December 31, 2023

Singapore statutory rate	17.0%	17.0%
Changes in valuation allowance	(17.0)%	(17.0)%
Effective tax rate	0%	0%

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the periods presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion or all of the valuation allowance.

	For the six months ended December 31, 2024	For the six months ended December 31, 2023

Deferred tax asset from operating losses carry-forwards	$20,153	$364
Valuation allowance	(20,153)	(364)
Deferred tax asset, net	$-	$-

Note 4 – Loan Receivable

On September 4, 2024, the Company entered into a loan agreement with Mr. Ma Chao, who was an unrelated third party at that time. Pursuant to the agreement, the Company extended a loan in the amount of $19,000,000.

The loan is unsecured, bears interest at a fixed annual rate of 7.5%, and has a term of six months, maturing on March 10, 2025. The purpose of the loan was for general investment purposes.

As of December 31, 2024, the loan remained outstanding, with total accrued interest of $456,781. Accordingly, the total amount receivable from Mr. Ma Chao as of that date was $19,456,781, comprising the original principal of $19,000,000 and accrued interest of $456,781.

The Company recognized $456,781 in interest income during the six months ended December 31, 2024, in accordance with ASC 835 – Interest.

Although Mr. Ma Chao became the sole shareholder of the Company on February 26, 2025, he was not a related party as of December 31, 2024. Therefore, the loan is presented as a non-related party receivable in these financial statements. It will be reclassified as a related party balance in future periods in accordance with ASC 850 – Related Party Disclosures.

Management has evaluated the collectability of the loan under ASC 326 – Financial Instruments – Credit Losses, and determined that no allowance for credit losses was necessary as of December 31, 2024. The loan and accrued interest are classified as current assets, as the maturity date falls within 12 months of the reporting date.

Note 5 – Stockholders’ Equity

The Company is authorized under its Constitution to issue ordinary shares without par value, denominated in SGD or USD. Each ordinary share carries one vote on matters submitted to shareholders. There is no statutory limit on the number of shares the Company may issue.

On May 15, 2023, the Company issued 10,000 ordinary shares denominated in SGD for a total subscription amount of SGD 10,000. These shares were fully paid upon issuance.

On May 3, 2024, the Company issued 15,000 ordinary shares denominated in USD for a total subscription amount of $20,000,000. At the time of issuance, $1,000,000 was received in cash, and $19,000,000 remained unpaid. As of June 30, 2024, the unpaid amount was recorded as subscription receivable from shareholders.

On August 19, 2024, the remaining $19,000,000 subscription amount for the USD-denominated shares was received in full from shareholders. As of December 31, 2024, all issued shares were fully paid.

As of December 31, 2024, the Company had 10,000 fully paid ordinary shares denominated in SGD and 15,000 fully paid ordinary shares denominated in USD.

Note 6 – Property and equipment, net

Property and equipment, net is summarized as follows:

	December 31, 2024	June 30, 2024

Office equipment	$10,976	$-
Less: Accumulated depreciation	(1,076)	-
Property and equipment, net	$9,900	$-

Depreciation expense for the six months ended December 31, 2024 was $1,110 and is included as a component of general and administrative expenses on the accompanying statements of operations and comprehensive loss. No depreciation expense was recognized for the six months ended December 31, 2023.

Note 7 – Leases

Operating leases as lessee

As of December 31, 2024, the Company has operating leases recorded on its balance sheets for office spaces that expire on June 12, 2027.

The following table shows right-of-use asset and operating lease liability, and the associated financial statement line items as of December 31, 2024 and June 30, 2024:

	December 31, 2024	June 30, 2024

Assets
Operating lease right-of-use asset	$612,555	$746,669

Liabilities
Operating lease liability, current portion	$259,814	$254,247
Operating lease liability, non-current portion	$380,098	$515,705

Weighted average remaining lease term (in months)	28.5	34.5
Weighted average discount rate (%) - Monthly	0.49	0.49

Information relating to operating lease activities for the six months ended December 31, 2024 and 2023 are as follows:

	For the six months ended December 31, 2024	For the six months ended December 31, 2023

Operating lease right-of-use asset, obtained in exchange for operating lease liability	$-	$-

Operating lease expenses
Amortization of right-of-use asset	$132,532	$-
Interest of lease liability	21,413	-
Total operating lease expenses	$153,945	$-

Maturities of lease liability were as follows:

Operating Lease

For the year ending June 30,
2025	$145,126
2026	290,251
2027	251,239
Total undiscounted payments	$686,616
Less: Imputed interest	(46,704)
Total operating lease liability	639,912
Less: Operating lease liability, current portion	(259,814)
Operating lease liability, non-current portion	$380,098

Note 8 – Related Party Transactions

There were no related party transactions during the year ended December 31, 2024, and no related party balances as of that date.

Subsequent to year-end, on February 26, 2025, Mr. Ma Chao became the sole shareholder of the Company. As disclosed in Note 4 – Loan Receivable, the Company had an outstanding loan to Mr. Ma Chao as of December 31, 2024. Since he was not a related party at that date, the loan is not presented as a related party balance in these financial statements. The loan will be reclassified as a related party balance in future reporting periods in accordance with ASC 850 – Related Party Disclosures.

Note 9 – Subsequent Events

On February 26, 2025, Mr. Ma Chao, a Grenadian national, acquired 100% of the Company’s issued share capital and became the sole shareholder. From that date onward, transactions with Mr. Ma Chao are considered related party transactions.

Subsequently, on March 12, 2025, the Company entered into a Share Purchase Agreement with Junee Limited, a foreign private issuer listed with the U.S. Securities and Exchange Commission. Under the agreement, Junee Limited acquired a 51% controlling interest in the Company. On April 29, 2025, a second Share Purchase Agreement was signed, under which Junee Limited agreed to acquire the remaining 49% interest in the Company.

On May 8, 2025, Junee Limited became the sole shareholder and parent company of MindEnergy AI Technology Pte. Ltd.

On March 9, 2025, the Company and Mr. Ma Chao entered into a supplemental agreement to amend the terms of the loan agreement originally signed on September 4, 2024. Under the supplemental agreement, the repayment date of the loan amounting to $19,000,000 was extended from March 10, 2025, to March 10, 2026. All other terms and conditions of the original agreement remain unchanged and in full force.